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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

PIMCO Income Strategy Fund II
(Name of Issuer)

Auction–Rate Preferred Shares
(Title of Class of Securities)

72201J203 72201J302 72201J401 72201J500 72201J609
(CUSIP Number)

Brigade Leveraged Capital Structures Fund Ltd. c/o Ogier Fiduciary Services (Cayman) Limited 89 Nexus Way Camana Bay Grand Cayman KY1-9007 Attention: Donald E. Morgan, III
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*       No additional purchases or sales have been made since the date of the reporting persons' last filing.

CUSIP No.	7272201J203 7272201J302 7272201J401 7272201J500 72201J609

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Leveraged Capital Structures Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,619*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,619*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.1%

14.	TYPE OF REPORTING PERSON

CO

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Leveraged Capital Structures Fund Ltd.'s combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	7272201J203 7272201J302 7272201J401 7272201J500 72201J609

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brigade Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%

14.	TYPE OF REPORTING PERSON

IA

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Brigade Capital Management, LLC's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	7272201J203 7272201J302 7272201J401 7272201J500 72201J609

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Donald E. Morgan, III

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,669*

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,669*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,669*

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.9%

14.	TYPE OF REPORTING PERSON

IN

* Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect Donald E. Morgan, III's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D Amendment, which are treated herein as one class of securities.

CUSIP No.	7272201J203 7272201J302 7272201J401 7272201J500 72201J609

Item 1.	Security and Issuer.

The name of the issuer is PIMCO Income Strategy Fund II, a Massachusetts business trust (the "Issuer").  The address of the Issuer's principal executive offices is 1345 Avenue of the Americas, New York, New York 10105, United States of America.  This Schedule 13D Amendment relates to the Issuer's Auction-Rate Preferred Shares (the "Shares").

Item 2.	Identity and Background.

(a), (b) and (c)
This statement is being filed by the following persons: Brigade Leveraged Capital Structures Fund Ltd., a Cayman Islands exempted company ("Brigade LCSF"), Brigade Capital Management, LLC, a Delaware limited liability company ("Brigade CM") and Donald E. Morgan, III.

Brigade LCSF, Brigade CM and Mr. Morgan are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons" or "Brigade."

Brigade LCSF is a pooled investment vehicle that operates as a private investment fund. The business address and principal executive offices of Brigade LCSF are located at c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007, Cayman Islands.

Brigade CM is the investment manager of Brigade LCSF. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, Suite 1600, New York, NY 10022.

Mr. Morgan is a Managing Member of Brigade CM and a Director of Brigade LCSF and his business address is 399 Park Avenue, Suite 1600, New York, NY 10022.

The Shares to which this Schedule 13D Amendment relates are held directly by Brigade LCSF and other private investment funds managed by Brigade CM.

(d) and (e)
During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, Brigade LCSF may be deemed to beneficially own 1,619 Shares.

As of the date hereof, Brigade CM may be deemed to beneficially own 1,669 Shares.

As of the date hereof, Donald E. Morgan, III may be deemed to beneficially own 1,669 Shares.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

As disclosed in the Schedule 13D previously filed by the Reporting Persons on March 10, 2011, the Reporting Persons acquired the Shares for investment, and such purchases were made in the ordinary course of business and were not made for acquiring control of the Issuer.

Currently, the Reporting Persons have no definitive plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.  However, the Reporting Persons evaluate their investment in the Shares and purposes for holding such Shares on an ongoing basis.  While the Reporting Persons have not developed any such plan or proposal, or determined to pursue any particular course of action at this time, the Reporting Persons may exercise their right as a holder of the Issuer's preferred stock to nominate a person to the Issuer's Board of Trustees for election at the Issuer's next annual meeting of shareholders.

The Reporting Persons reserve the right to change their intentions and develop plans or proposals at any time, as they deem appropriate.  In addition, the Reporting Persons may engage in discussions with management, the Board of Trustees, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof, the Fund may be deemed to be the beneficial owners of 1,619 Shares, constituting 25.1% of the Issuer's outstanding Shares, based upon 6,440* Shares outstanding as of the date hereof.

As of the date hereof, Brigade CM, in its capacity as investment manager of Brigade LCSF and other private funds, had shared voting and dispositive power with respect to all 1,669 Shares owned beneficially by Brigade LCSF, representing approximately 25.9% of the Issuer's outstanding Shares.

As of the date hereof, Mr. Morgan, in his capacity as a Managing Member of Brigade CM and Director of Brigade LCSF, had shared voting and dispositive power with respect to all 1,669 Shares owned beneficially by Brigade LCSF, representing approximately 25.9% of the Issuer's outstanding Shares.

*This outstanding Shares figure reflects the number of outstanding Shares at January 31, 2011, as reported in the Issuer's Form N-CSR, filed on March 30, 2011.  Consistent with the Securities and Exchange Commission's Auction Rate Securities Global Exemptive Relief no action letter issued on September 22, 2008, these amounts reflect the Reporting Persons's combined holdings in the separate series of auction rate preferred shares of the issuer identified by the CUSIP numbers set forth on the cover page of this Schedule 13D, which are treated herein as one class of securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2011
(Date)
Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC*

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III*
(Signature)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Exhibit A

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of PIMCO Income Strategy Fund II.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

April 29, 2011
Date

Brigade Leveraged Capital Structures Fund Ltd.
/s/ Donald E. Morgan, III
(Signature)

Director
(Name/Title)

Brigade Capital Management, LLC

By: /s/ Donald E. Morgan, III
(Signature)

Managing Member
(Name/Title)

/s/ Donald E. Morgan, III
(Signature)

SK 25586 0002 1192259